Filed by Pivotal Holdings Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Swvl Inc.

Date: December 6, 2021

On December 6, 2021, Swvl Inc. issued the following news release.

Swvl Continues To Build Out Board Of Directors With Appointment Of W. Steve Albrecht, Ex-President Of The American Accounting Association, As Audit Chair

Albrecht, ex-President of the Association of Certified Fraud Examiners, the Financial Accounting Foundation and COSO, to serve as an independent director and chair of the audit committee

Brings significant financial and corporate governance experience across a variety of sectors, having served as a director for public and private companies as well as a consultant to numerous Fortune 500 companies, the United Nations and FBI

Addition builds on prior appointment of three highly accomplished women and technology leaders - Victoria Grace, Lone Fønss Schrøder and Esther Dyson

NEWS PROVIDED BY

Swvl Inc.

Dec 06, 2021, 06:00 ET

DUBAI, UAE, Dec. 6, 2021 /PRNewswire/ — Swvl Inc. (“Swvl” or the “Company”), a global provider of transformative tech-enabled mass transit solutions, today announced that upon the completion of its proposed business combination with Queen’s Gambit Growth Capital (“Queen’s Gambit”) (NASDAQ: GMBT), the combined public company will appoint W. Steve Albrecht to its Board of Directors (the “Board”) to serve as an independent director and chair of the combined public company’s audit committee. Mr. Albrecht is a certified public accountant (CPA), certified internal auditor (CIA) and certified fraud examiner (CFE). His addition to the Board builds on Swvl’s prior appointment of three highly accomplished women and technology leaders – Victoria Grace, Lone Fønss Schrøder and Esther Dyson.

Mostafa Kandil, Swvl Founder and CEO, said, “We are building a world class board of directors and I’m pleased to welcome Steve to our organization. As a director and the chair of our Board’s audit committee, Steve will play an integral role in advancing Swvl’s corporate governance practices and helping us to execute on our growth plans, within existing markets and new geographies. Steve brings deep expertise across finance, international accounting and regulatory compliance. He will be an essential member of the Swvl team, and we will draw on his vast experience as we create tremendous value for all of Swvl’s stakeholders.”

“I very much look forward to joining the Board, working alongside the impressive team that has already been assembled, including my fellow Board members Mostafa, Victoria, Lone and Esther, each of whom are distinguished technology investors and experts,” said Steve Albrecht. “I was particularly drawn to Swvl given its compelling mission of providing sustainable mass transit solutions to underserved individuals and communities. The social and financial cost imposed by a lack of mass transit solutions is staggering. Having already established a leadership position in key emerging markets, I believe that Swvl is ready to capitalize on a truly global market opportunity.”

Youssef Salem, Swvl CFO, said, “We are honored to welcome Steve to Swvl. Steve was previously named one of the top 50 Corporate Directors in America by the National Association of Corporate Directors, demonstrating the strength of the Board and the combined public company’s governance. Steve has a combined 90 years of serving as audit committee chair on different boards of directors. His extraordinary career as a business partner, educator and expert witness led to him being recognized five times as one of the 100 most influential accounting professionals in the United States by Accounting Today magazine. As a board member, he has also been involved in the acquisition and sale of numerous companies and has been instrumental in taking two companies public. He will add significant value in this area where we continue to pursue M&A and capital markets initiatives to further enhance shareholder value.”

Victoria Grace, Founder and CEO of Queen’s Gambit Growth Capital, said, “The Swvl team has done a superb job of compiling a world class Board of Directors with deep expertise in technology, mobility, ESG and public company leadership. Since announcing the transaction with Queens Gambit several months ago, Swvl has effectively executed against every element of its business strategy, with strong performance across its current geographies, while capitalizing on compelling new market opportunities in Europe and South America. Swvl is creating tremendous value for all stakeholders as it transforms mass transit, bringing the power of mobility to underserved communities. The market opportunity is tremendous and Swvl is uniquely positioned from a technological, financial and operational basis.”

Additional Biographical Information

Mr. Albrecht has extensive board experience, having served as a director of five public companies and seven private companies. He has received numerous academic and professional awards and honors, including both BYU’s and the Marriott School’s highest teaching and research faculty honors, as well as the Lifetime Service Award from the American Accounting Association. Mr. Albrecht has also been retained as an expert witness in many of the largest financial statement fraud cases in the United States. He has served on the AICPA Governing Counsel; the board of Regents of the Institute of Internal Auditors; the Financial Accounting Standards Advisory Committee; the Financial Accounting Foundation, which oversees accounting rule making in the United States; COSO, which sets internal control standards for public companies; as well as president of the Association of Certified Fraud Examiners.

Swvl’s Momentum

Following the announcement of Swvl’s proposed combination with Queen’s Gambit in July, the Company has continued to make tremendous strides in advancing its long-term growth strategy. In addition to appointing three highly experienced women and technology leaders to the combined company’s Board of Directors upon completion of the transaction, Swvl has entered into definitive agreements to acquire controlling stakes in Shotl and Viapool, released its first annual ESG report, expanded within existing, core markets and exceeded third quarter earnings expectations.

About Swvl

Swvl is a global tech startup that provides a semi-private alternative to public transportation for individuals who cannot afford or access private options. The Company builds parallel mass transit systems offering intercity, intracity, B2B and B2G transportation. Swvl’s tech-enabled offerings make mobility safer, more efficient and environmentally friendly, while still ensuring that it is accessible and affordable for everyone. Customers can book their rides on an easy-to-use app with varied payment options and access high-quality private buses and vans that operate according to fixed routes, stations, times, and prices.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai, with operations across 100 cities and 15 countries.

For additional information about Swvl, please visit www.swvl.com.

Additional Information and Where to Find It

This news release relates to a proposed transaction among Swvl, Pivotal Holdings Corp, a wholly owned subsidiary of Swvl, (“Holdings”) and Queen’s Gambit. This news release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Holdings filed a registration statement on Form F-4 (File No. 333-259800) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement/prospectus. Queen’s Gambit and Holdings also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Queen’s Gambit are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders can obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Participants in the Solicitation

Queen’s Gambit, Swvl and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Queen’s Gambit’s shareholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the Registration Statement. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination among Swvl, Holdings and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the Registration Statement and proxy materials, or after the consummation of the business combination as a result of the limited time Queen’s Gambit had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; Swvl’s pending acquisition of a controlling interest in Shotl may not be completed as anticipated, or if completed, may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com

SOURCE Swvl Inc.